SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

A.R. Sanchez, Jr.

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105	13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,708,852

	8	Shared Voting Power: 4,485,184

	9	Sole Dispositive Power: 1,708,852

	10	Shared Dispositive Power: 4,485,184

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,194,036

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 78,648,272 shares of common stock (the “Common Stock”) outstanding as reported by Sanchez Energy Corporation’s transfer agent as of February 27, 2017, plus the Awarded Shares (as defined herein), and the other percentage ownership calculations in this Schedule 13D are based on the aforementioned figure.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012, Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012, Amendment No. 4 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 5 to Schedule 13D filed with the SEC on October 8, 2013, Amendment No. 6 to Schedule 13D filed with the SEC on July 1, 2014, Amendment No. 7 to Schedule 13D filed with the SEC on January 12, 2015, and Amendment No. 8 to Schedule 13D filed with the SEC on March 10, 2017 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Person of shares of Common Stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment is being filed for the purpose of correcting certain information set forth in Amendment No. 8 to Schedule 13D relating to the number of shares of Common Stock beneficially owned by the Reporting Person and providing additional information relating to such beneficial ownership. Only the cover page to the Schedule 13D and Item 5 are being amended and restated by this filing. This Amendment does not reflect events occurring after the filing of Amendment No. 8 to Schedule 13D, or modify or update other disclosures therein in any way other than to amend and restate the cover page and Item 5 of Amendment No. 8 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)             The Reporting Person is the sole record owner of, and has sole voting and dispositive power over, an aggregate of 1,708,852 shares of Common Stock, or 2.17% of the Common Stock issued and outstanding (as used in this Item 5, the issued and outstanding shares of Common Stock is based on 78,648,272 shares of Common Stock issued and outstanding as of February 27, 2017, plus the Awarded Shares).

The Reporting Person is the sole trustee of both the Sanchez 2016 GRAT No. 1 and the Sanchez 2016 GRAT No. 2 (collectively, the “2016 Trusts”).  The Reporting Person may be deemed to share voting and dispositive power with the applicable 2016 Trust over the 200,000 and 199,489 shares, respectively, of Common Stock held by the 2016 Trusts, or 0.25% and 0.25%, respectively, of the Common Stock issued and outstanding.

The Reporting Person is the sole trustee of the Alicia M. Sanchez Charitable Lead Annuity Trust (“CLAT”).  The Reporting Person may be deemed to share voting and dispositive power with CLAT over the 26,213 shares of Common Stock held by CLAT, or 0.03% of the Common Stock issued and outstanding.

The Reporting Person is co-trustee of each of the 1988 Trust No. 11, the 1988 Trust No. 12, the 1988 Trust No. 13 and the 1988 Trust No. 14 (collectively, the “1988 Trusts”).  Antonio R. Sanchez, III is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 11, and is the Chief Executive Officer of Sanchez Energy Corporation, a Delaware corporation (“Sanchez Energy”), an oil and gas exploration and production company. Ana Lee S. Jacobs is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 12, and is the Executive Vice President of Sanchez Oil & Gas Corporation (“SOG”).  Eduardo A. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 13, and is the President of Sanchez Energy.  Patricio D. Sanchez is a co-trustee, along with the Reporting Person, and beneficiary of 1988 Trust No. 14, and is the Chief Operating Officer of Sanchez Production Partners LP, a Delaware limited partnership, and an Executive Vice President of the Issuer.  The Reporting Person may be deemed to share voting and dispositive power with the applicable 1988 Trust and the applicable co-trustee named above over the 371,836; 371,836; 175,036; and 371,836 shares, respectively, of Common Stock held by the 1988 Trusts, or 0.47%; 0.47%; 0.22%; and 0.47%, respectively, of the Common Stock issued and outstanding.

Sanexco Ltd, a Texas limited partnership (“Sanexco”), is the sole record owner of 707,333 shares of Common Stock.  San Juan Oil & Gas No. 2, Ltd., a Texas limited partnership (“San Juan”), is the sole record owner of 707,333 shares of Common Stock.  Sanexco and San Juan are each controlled by their general partner, Sanchez Management Corporation, a Texas corporation (“SMC”), which is managed by the Reporting Person.  The Reporting Person may be deemed to share voting and dispositive power with Sanexco and SMC over the 707,333 shares of Common Stock held by Sanexco, or 0.90% of the Common Stock issued and outstanding.  The Reporting Person may be deemed to share voting and dispositive power with San Juan and SMC over the 707,333 shares of Common Stock held by San Juan, or 0.90% of the Common Stock issued and outstanding.

The Reporting Person is the general partner of AEP Ltd. Partnership, a Texas limited partnership (“AEP”), the sole record owner of 474,800 shares of Common Stock.  The Reporting Person may be deemed to share voting and dispositive power with AEP over the 474,800 shares of Common Stock held by AEP, or 0.60% of the Common Stock issued and outstanding

SOG is the sole record owner of 879,472 shares of Common Stock, or 1.11% of the Common Stock issued and outstanding.  SOG is managed by the Reporting Person and other members of the Sanchez family.  The Reporting Person may be deemed to share voting and dispositive power with Antonio R. Sanchez, III over the shares of Common Stock held by SOG.

The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the 2016 Trusts, CLAT, each of the 1988 Trusts, Sanexco, San Juan, SMC, AEP, and SOG, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

The address of each other person or entity which shares, or may be deemed to share, voting or dispositive power over the shares of Common Stock reported herein is 1000 Main Street, Suite 3000, Houston, Texas 77002.  Such persons or entities are each citizens of, or formed or organized, within the United States of America and each has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Other than SOG, which is in the business of managing oil and natural gas properties on behalf of its affiliates, such entities are in the business of holding and/or managing investments and/or formed for estate planning purposes.

(c)           On January 9, 2017 and February 23, 2017, the Reporting Person sold 82,573 and 197,618 shares of Common Stock, respectively, pursuant to a Rule 10b5-1 trading plan established by the Reporting Person and was used to satisfy the Reporting Person’s federal income tax obligations with respect to the vesting of equity awards.  Except as otherwise described in Item 3 of the Schedule 13D, there have been no reportable transactions with respect to the Common Stock by the Reporting Person during the past 60 days.

(d)           The Reporting Person has or may be deemed to have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such person on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and as described herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 27, 2017

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.